Press Release ¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯ Altera Infrastructure Reports Second Quarter 2021 Results Aberdeen, United Kingdom, July 29, 2021 - Altera Infrastructure GP LLC (Altera GP), the general partner of Altera Infrastructure L.P. (Altera or the Partnership), today reported the Partnership’s results for the quarter ended June 30, 2021. • Revenues of $266.9 million and net loss of $28.5 million, or $(0.06) per common unit, in the second quarter of 2021 • Adjusted EBITDA(1) of $109.6 million in the second quarter of 2021 • Announced a series of measures to improve its debt maturity profile and enhance its liquidity and financial flexibility, including suspending the quarterly distributions on the Partnership’s preferred units and the launch of an exchange transaction relating to its 8.50% senior notes due 2023 The following table presents the Partnership's Consolidated Financial Summary: Three Months Ended June 30, March 31, June 30, 2021 2021 2020 In thousands of U.S. Dollars, unaudited $ $ $ IFRS FINANCIAL RESULTS Revenues 266,935 272,754 304,462 Net Income (loss) (28.488) 5,901 (8,247) Limited partners' interest in net income (loss) per common unit - basic (0.06) 0.00 (0.04) NON-IFRS FINANCIAL MEASURE: Adjusted EBITDA (1) 109,595 120,270 153,473 (1) Please refer to "Non-IFRS Measures" for the definition of this term and reconciliation of this non-IFRS measure as used in this release to the most directly comparable measure under IFRS. The Partnership generated a net loss of $28 million for the three months ended June 30, 2021, compared to net loss of $8 million for the three months ended June 30, 2020. The results for the recent quarter were mainly impacted by lower revenues in the FPSO and FSO operations. This was partially offset by a $14 million lower loss on derivatives and a $9 million gain in the current quarter from sale of vessels compared to a $1 million loss from sale of vessels in the same period last year. Adjusted EBITDA was $110 million in the second quarter of 2021, compared to $153 million in the same quarter of the prior year. Adjusted EBITDA was mainly impacted by the items described above, excluding loss on derivatives and gain on sale of vessels. Operating Results The commentary below compares certain results of the Partnership's operating segments on the basis of the non- IFRS measure of Adjusted EBITDA for the three months ended June 30, 2021 to the same period of the prior year. Altera Infrastructure L.P. 1

The following table presents the Partnership's Adjusted EBITDA by segment:

	Three Months Ended		
	June 30, 2021	March 31, 2021	June 30, 2020
In thousands of U.S. Dollars, unaudited	**$**	**$**	**$**
FPSO	**45,364**	52,768	68,938
Shuttle Tanker	**57,662**	67,194	75,447
FSO	**9,587**	7,405	16,168
UMS	**(1,627)**	(1,695)	(1,341)
Towage	**(1,357)**	(2,350)	(5,723)
Corporate/Eliminations	**(34)**	(3,052)	(16)
Partnership Adjusted EBITDA	**109,595**	**120,270**	**153,473**

Second Quarter 2021 Compared with Second Quarter 2020

The Partnership's **FPSO** segment generated Adjusted EBITDA of $45 million for the three months ended June 30, 2021, compared to $69 million for the three months ended June 30, 2020. The decrease of $24 million is mainly due to lower vessel utilization levels and higher maintenance costs related to operational issues on the *Petrojarl I* FPSO.

The Partnership's **Shuttle Tanker** segment generated Adjusted EBITDA of $58 million for the three months ended June 30, 2021, compared to $75 million for the three months ended June 30, 2020. The decrease of $17 million is mainly driven by lower contribution from two vessels operating in the conventional tanker spot market following a strong market in 2020, a favorable storage contract in 2020 and generally fewer shuttle tankers in operation in 2021.

The Partnership's **FSO** segment generated Adjusted EBITDA of $10 million for the three months ended June 30, 2021, compared to $16 million in the same period in 2020. The decrease of $6 million is mainly due to a reduction in the *Randgrid* FSO contract rate from October 2020 partially offset by absence of certain *Dampier* FSO end of contract costs in the second quarter 2020.

The Partnership's **UMS** segment generated Adjusted EBITDA loss of $2 million in the most recent quarter, in line with the same period in 2020.

The Partnership's **Towage** segment generated Adjusted EBITDA loss of $1 million in the most recent quarter, compared with a loss of $6 million in the same period in 2020. The increase in EBITDA is driven by higher utilization in the current quarter.

Liquidity Update

As at June 30, 2021 the Partnership had total liquidity of $241 million, representing an increase of $44 million from the prior quarter.

Strategic updates

Measures to improve the Partnership's maturity profile and enhance its liquidity

The Partnership today announced a series of measures to improve the Partnership's maturity profile and enhance its liquidity and financial flexibility. As part of these measures, the Partnership has taken the following actions:

- Entered into an agreement with Brookfield Business Partners L.P., and certain of its affiliates and institutional partners (collectively, "Brookfield") to exchange at par approximately $700 million of indebtedness in Altera GP with maturities ranging from 2022 to 2024 (including $411 million of Altera's 8.5% Senior Notes due 2023 (the "Notes") held by Brookfield) for 11.5% Senior Secured PIK Notes due 2026 and commenced an exchange transaction relating to the $276 million of Notes held by non-Brookfield parties.

Altera Infrastructure L.P. 2

• Suspended the payment of quarterly cash distributions on the Partnership’s outstanding 7.25% Series A Cumulative Redeemable Preferred Units (the “Series A Units”), 8.50% Series B Cumulative Redeemable Preferred Units (the “Series B Units”) and 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series E Units” and, together with the Series A Units and Series B Units, the “Preferred Units”) commencing with the distributions payable with respect to the period of May 15, 2021 to August 14, 2021. All distributions on the Preferred Units will continue to accrue and must be paid in full before distributions to Class A and Class B common unitholders can be made. No distributions on the Preferred Units will be permitted without noteholder consent while the new PIK notes issued in the exchange transactions described above remain outstanding. “The measures we are announcing today are expected to significantly extend our debt maturity profile, improve the Partnership’s cash flows and enhance its overall financial flexibility” commented Ingvild Sæther, President and CEO of Altera Infrastructure Group Ltd. “Our Board of Directors has carefully assessed a number of different options to enhance our liquidity and maintain a strong cost focus. With the support of Brookfield, we believe these actions put the company on stronger footing to support its existing operations, including opportunities to secure new contracts.” The Partnership expects to achieve in excess of $80 million in annual cashflow savings as a result of the agreement with Brookfield and suspension of quarterly distributions on the Preferred Units. In addition, there is potential for further annual cashflow savings depending on the outcome of the exchange of the Notes held by non-Brookfield parties. If all of the Notes are exchanged in the exchange transactions, which remain subject to the satisfaction of certain conditions, these measures will also extend maturities currently ranging from 2022 to 2024 on approximately $970 million of indebtedness to 2026, including indebtedness held by Brookfield. Shuttle Tanker newbuildings The Partnership's fifth and sixth LNG fueled E-Shuttles, the Altera Wave and Altera Wind, commenced operations in the second quarter of 2021. The Altera Thule is expected to be delivered early in 2022 and to operate off the East Coast of Canada. Contract updates In June 2021 Equinor exercised a one-year contract extension option for the Randgrid FSO until October 2022. Vessel sales During the recent quarter the Partnership sold three shuttle tankers and one FSO for $30 million. Conference Call The Partnership plans to host a conference call on Wednesday, July 29, 2021 at 09:00 a.m. (ET) to discuss the results for the second quarter of 2021. All interested parties are invited to listen to the live conference call by choosing from the following options: • By dialing (conference ID code: 9502728) ◦ Norway (Toll free) 800 14953 ◦ Norway (Local) +47 23 50 05 01 ◦ United Kingdom (Toll free) +44 (0)330 336 9434 ◦ United States (Local) +1 646-828-8193 ◦ Canada (Local) +1 888-394-8218 • By accessing the webcast, which will be available on Altera's website at www.alterainfra.com (the archive will remain on the website for a period of one year). An accompanying Second Quarter 2021 Earnings Presentation will also be available at www.alterainfra.com in advance of the conference call start time. Altera Infrastructure L.P. 3

Forward Looking Statements This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others: the Partnership’s strategic initiatives intended to improve its debt maturity profile and enhance its liquidity and financial flexibility, including the consummation and effect thereof; and the timing of vessel deliveries, the commencement of charter contracts and the employment of newbuilding vessels. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: satisfaction of conditions to implement the strategic initiatives and participation by bondholders in the proposed exchange of outstanding bonds; delays in vessel deliveries or the commencement of charter contracts or changes in expected employment of newbuilding vessels; and other factors discussed in the Partnership’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2020. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based. About Altera Infrastructure L.P. Altera Infrastructure L.P. is a leading global energy infrastructure services partnership primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Altera has consolidated assets of approximately $4.3 billion, comprised of 47 vessels, including floating production, storage and offloading (FPSO) units, shuttle tankers (including one newbuilding), floating storage and offtake (FSO) units, long-distance towing and offshore installation vessels and a unit for maintenance and safety (UMS). The majority of Altera’s fleet is employed on medium-term, stable contracts. Altera's preferred units trade on the New York Stock Exchange under the symbols "ALIN PR A", "ALIN PR B" and "ALIN PR E", respectively. For Investor Relations enquiries contact: Jan Rune Steinsland, Chief Financial Officer Email: investor.relations@alterainfra.com Tel: +47 97 05 25 33 Website: www.alterainfra.com Altera Infrastructure L.P. 4

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended	
	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$	$
Revenues	266,935	272,754	304,462	539,689	616,863
Direct operating costs	(169,937)	(161,841)	(165,652)	(331,778)	(319,471)
General and administrative expenses	(8,951)	(12,668)	(2,306)	(21,619)	(17,108)
Depreciation and amortization	(81,560)	(77,249)	(77,606)	(158,809)	(156,140)
Interest expense	(49,475)	(47,684)	(45,907)	(97,159)	(94,176)
Interest income	21	28	43	49	710
Equity-accounted income (loss)	10,229	19,384	8,428	29,613	4,373
Impairment expense, net	—	—	(8,275)	—	(180,277)
Gain (loss) on dispositions, net	9,107	—	(1,388)	9,107	(1,950)
Realized and unrealized gain (loss) on derivative instruments	(1,513)	13,860	(15,193)	12,347	(106,116)
Foreign currency exchange gain (loss)	(302)	325	(949)	23	(4,389)
Other income (expenses), net	(1,831)	(26)	(4,137)	(1,857)	(5,366)
Income (loss) before income tax (expense) recovery	**(27,277)**	**6,883**	**(8,480)**	**(20,394)**	**(263,047)**
Income tax (expense) recovery					
Current	(1,211)	(982)	(1,465)	(2,193)	(3,601)
Deferred	—	—	1,698	—	(531)
Net income (loss)	**(28,488)**	**5,901**	**(8,247)**	**(22,587)**	**(267,179)**
Attributable to:					
Limited partners - common units	(33,967)	(302)	(15,951)	(34,269)	(274,092)
General partner	(260)	(2)	(143)	(262)	(2,050)
Limited partners - preferred units	7,880	7,880	8,038	15,760	16,076
Non-controlling interests in subsidiaries	(2,141)	(1,675)	(191)	(3,816)	(7,113)
	(28,488)	**5,901**	**(8,247)**	**(22,587)**	**(267,179)**
Basic and diluted earnings (loss) per limited partner common unit	(0.06)	0.00	(0.04)	(0.06)	(0.67)

Altera Infrastructure L.P. 5

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (in thousands of U.S. Dollars) Three Months Ended Six Months Ended June 30, March 31, June 30, June 30, June 30, 2021 2021 2020 2021 2020 $ $ $ $ $ Net income (loss) (28,488) 5,901 (8,247) (22,587) (267,179) Other comprehensive income (loss) Items that may be reclassified subsequently to net income (loss): To interest expense: Realized gain on qualifying cash flow hedging instruments (196) (190) (208) (386) (416) To equity income: Realized gain on qualifying cash flow hedging instruments (211) (196) (259) (407) (514) Total other comprehensive income (loss) (407) (386) (467) (793) (930) Comprehensive income (loss) (28,895) 5,515 (8,714) (23,380) (268,109) Attributable to: Limited partners - common units (34,371) (685) (16,413) (35,056) (275,014) General partner (263) (5) (148) (268) (2,058) Limited partners - preferred units 7,880 7,880 8,038 15,760 16,076 Non-controlling interests in subsidiaries (2,141) (1,675) (191) (3,816) (7,113) (28,895) 5,515 (8,714) (23,380) (268,109) Altera Infrastructure L.P. 6

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. Dollars)

	As at June 30, 2021 $	As at March 31, 2021 $	As at December 31, 2020 $
ASSETS			
Current assets			
Cash and cash equivalents	241,132	197,078	235,734
Financial assets	21,061	48,621	103,514
Accounts and other receivable, net	198,080	217,392	222,629
Vessels and equipment classified as held for sale	4,400	7,500	7,500
Inventory	20,968	21,586	16,308
Due from related parties	707	2,723	9,980
Other assets	32,061	34,571	37,326
Total current assets	**518,409**	**529,471**	**632,991**
Non-current assets			
Financial assets	45,755	45,753	36,372
Vessels and equipment	3,132,456	3,213,592	3,029,415
Advances on newbuilding contracts	26,991	26,094	127,335
Equity-accounted investments	249,300	243,698	241,731
Deferred tax assets	5,152	5,144	5,153
Other assets	158,652	169,887	185,521
Goodwill	127,113	127,113	127,113
Total non-current assets	**3,745,419**	**3,831,281**	**3,752,640**
Total assets	**4,263,828**	**4,360,752**	**4,385,631**
LIABILITIES			
Current liabilities			
Accounts payable and other	345,285	333,400	302,414
Other financial liabilities	45,709	40,307	198,985
Borrowings	335,966	349,890	362,079
Due to related parties	98,615	73,226	7
Total current liabilities	**825,575**	**796,823**	**863,485**
Non-current liabilities			
Accounts payable and other	111,254	114,068	128,671
Other financial liabilities	195,088	207,425	144,350
Borrowings	2,720,530	2,799,400	2,808,898
Due to related parties	204,768	199,648	194,628
Deferred tax liabilities	700	700	700
Total non-current liabilities	**3,232,340**	**3,321,241**	**3,277,247**
Total liabilities	**4,057,915**	**4,118,064**	**4,140,732**
EQUITY			
Limited partners - Class A common units	(2,940)	(2,509)	(2,505)
Limited partners - Class B common units	(189,802)	(156,267)	(157,897)
Limited partners - preferred units	376,488	376,488	376,512
General partner	6,566	6,826	6,828
Accumulated other comprehensive income	3,278	3,685	4,071
Non-controlling interests in subsidiaries	12,323	14,465	17,890
Total equity	**205,913**	**242,688**	**244,899**
Total liabilities and equity	**4,263,828**	**4,360,752**	**4,385,631**

Altera Infrastructure L.P. 7

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of U.S. Dollars) Six Months Ended June 30, 2021 2020 $ $ Operating Activities Net income (loss) (22,587) (267,179) Adjusted for the following items: Depreciation and amortization 158,809 156,140 Equity-accounted (income) loss, net of distributions received (5,639) 16,160 Impairment expense, net — 180,277 (Gain) loss on dispositions, net (9,107) 1,950 Unrealized (gain) loss on derivative instruments (163,207) 71,359 Deferred income tax expense (recovery) — 531 Provisions and other items 188 (3,503) Other non-cash items 22,985 15,988 Changes in non-cash working capital, net 79,464 8,551 Net operating cash flow 60,906 180,274 Financing Activities Proceeds from borrowings 75,000 72,015 Repayments of borrowings and settlement of related derivative instruments (195,767) (159,869) Financing costs related to borrowings (884) (1,330) Proceeds from borrowings related to sale and leaseback of vessels 71,400 35,703 Repayments of borrowings related to sale and leaseback of vessels (5,700) — Financing costs related to borrowings from sale and leaseback of vessels (584) (65) Proceeds from borrowings from related parties 130,000 105,000 Prepayment of borrowings from related parties (30,000) — Lease liability repayments (6,961) (11,147) Distributions to limited partners and preferred unitholders (15,760) (16,076) Distributions to others who have interests in subsidiaries (1,750) (4,750) Repurchase of preferred units (24) — Net financing cash flow 18,970 19,481 Investing Activities Additions Vessels and equipment (168,979) (239,418) Equity-accounted investments (2,336) (2,196) Dispositions: Vessels and equipment 28,835 15,052 Restricted cash 67,633 66,079 Acquisition of company (net of cash acquired of $6.4 million) — 6,430 Net investing cash flow (74,847) (154,053) Cash and cash equivalents Change during the period 5,029 45,702 Impact of foreign exchange on cash 369 (3,992) Balance, beginning of the period 235,734 199,388 Balance, end of the period 241,132 241,098 Altera Infrastructure L.P. 8

Non-IFRS Measures To supplement the unaudited interim condensed consolidated financial statements, the Partnership uses Adjusted EBITDA, which is a non-IFRS financial measure, as a measure of the Partnership's performance. Adjusted EBITDA represents net income (loss) before interest expense, interest income, income tax (expense) recovery, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps (as the Partnership in assessing its performance, views these gains or losses as an element of interest expense); realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; and equity-accounted income (loss). Adjusted EBITDA also includes the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenues and expenses of its equity-accounted investments. Consequently, the cash flow generated by the Partnership's equity-accounted investments may not be available for use by the Partnership in the period that such cash flows are generated. Adjusted EBITDA is intended to provide additional information and should not be considered as the sole measure of the Partnership's performance or as a substitute for net income (loss) or other measures of performance prepared in accordance with IFRS. In addition, this measure does not have a standardized meaning and may not be comparable to similar measures presented by other companies. This non-IFRS measure is used by the Partnership's management, and the Partnership believes that this supplementary metric assists investors and other users of its financial reports in comparing its financial and operating performance across reporting periods and with other companies. Non-IFRS Financial Measures The following table includes reconciliations of Adjusted EBITDA to net income (loss) for the periods presented in the Partnership's Consolidated Financial Summary. Three Months Ended Six Months Ended June 30, June 30, June 30, June 30, 2021 2020 2021 2020 (in thousands of U.S. Dollars, unaudited) $ $ $ $ Adjusted EBITDA 109,595 153,473 229,865 317,021 Depreciation and amortization (81,560) (77,606) (158,809) (156,140) Interest expense (49,475) (45,907) (97,159) (94,176) Interest income 21 43 49 710 Expenses and gains (losses) relating to equity-accounted investments (10,606) (14,586) (15,475) (43,504) Impairment expense, net — (8,275) — (180,277) Gain (loss) on dispositions, net 9,107 (1,388) 9,107 (1,950) Realized and unrealized gain (loss) on derivative instruments (1,513) (13,382) 12,347 (103,002) Foreign currency exchange gain (loss) (302) (949) 23 (4,389) Other income (expenses), net (1,831) (4,137) (1,857) (5,366) Adjusted EBITDA attributable to non-controlling interests (713) 4,234 1,515 8,026 Income (loss) before income tax (expense) recovery (27,277) (8,480) (20,394) (263,047) Income tax (expense) recovery: Current (1,211) (1,465) (2,193) (3,601) Deferred — 1,698 — (531) Net loss (28,488) (8,247) (22,587) (267,179) Altera Infrastructure L.P. 9

Adjusted EBITDA from equity-accounted investments, which is a non-IFRS financial measure and should not be considered as an alternative to equity accounted income (loss) or any other measure of financial performance presented in accordance with IFRS, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted investments. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA from equity-accounted investments is summarized in the table below: Three Months Ended Six Months Ended June 30, June 30, June 30, June 30, 2021 2020 2021 2020 (in thousands of U.S. Dollars, unaudited) $ $ $ $ Equity-accounted income (loss) 10,229 8,428 29,613 4,373 Less: — Depreciation and amortization (7,551) (8,779) (15,116) (16,617) Interest expense, net (1,932) (3,098) (4,000) (6,932) Income tax (expense) recovery Current 21 (3) (26) (135) EBITDA 19,691 20,308 48,755 28,057 Less: Realized and unrealized gain (loss) on derivative instruments (2,005) (2,099) 3,522 (17,177) Foreign currency exchange gain (loss) 861 (607) 145 (2,643) Adjusted EBITDA from equity-accounted investments 20,835 23,014 45,088 47,877 Altera Infrastructure L.P. 10